UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 7)*
X-RITE, INCORPORATED ___________________________________________ (Name of Issuer)
Common Stock __________________________________________ (Title Class of Securities)
983857103 __________________________________________ (CUSIP Number)
Dan Friedberg
Sagard Capital Partners, L.P.
325 Greenwich Avenue
Greenwich, CT 06830
203-629-6700
___________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2008 ___________________________________________ (Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983857103	Page 2 of 5

1	Name of Reporting Person: Sagard Capital Partners, L.P. I.R.S. Identification No. of Above Person (Entities Only): 20-3332164
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES	7	Sole Voting Power: -0-
BENEFICIALLY OWNED	8	Shared Voting Power: 11,807,544
BY EACH REPORTING	9	Sole Dispositive Power: -0-
PERSON WITH	10	Shared Dispositive Power: 11,807,544
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,807,544
12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (9): 15.1%
14	Type of Reporting Person: PN

CUSIP No. 983857103	Page 3 of 5

1	Name of Reporting Person: Sagard Capital Partners GP, Inc. I.R.S. Identification No. of Above Person (Entities Only): 20-3331555
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES	7	Sole Voting Power: -0-
BENEFICIALLY OWNED	8	Shared Voting Power: 11,807,544
BY EACH REPORTING	9	Sole Dispositive Power: -0-
PERSON WITH	10	Shared Dispositive Power: 11,807,544
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,807,544
12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (9): 15.1%
14	Type of Reporting Person: CO

CUSIP No. 983857103	Page 4 of 5

1	Name of Reporting Person: Sagard Capital Partners Management Corporation I.R.S. Identification No. of Above Person (Entities Only): 20-2402055
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES	7	Sole Voting Power: 10,253
BENEFICIALLY OWNED	8	Shared Voting Power: 11,807,544
BY EACH REPORTING	9	Sole Dispositive Power: 10,253
PERSON WITH	10	Shared Dispositive Power: 11,807,544
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,817,797
12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (9): 15.1%
14	Type of Reporting Person: IA; CO

This Amendment No. 7, filed on behalf of Sagard Capital Partners, L.P., a Delaware limited partnership (“Sagard”), Sagard Capital Partners GP, Inc., a Delaware corporation (“GP”), and Sagard Capital Partners Management Corporation, a Delaware corporation (“Manager,” and together with Sagard and GP, the “Reporting Persons”), amends and supplements the Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 10, 2008, amended on April 4, 2008, amended on April 29, 2008, amended on May 8, 2008, amended on May 30, 2008, amended on August 21, 2008 and further amended on August 25, 2008, relating to the Common Stock, par value $0.10 per share (the “Shares”), of X-RITE, INCORPORATED, a Michigan corporation (the “Issuer”).

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following at the end thereof:

On August 20, 2008, Sagard entered into an Investment Agreement (the “Investment Agreement”) with the Issuer providing for the purchase (the “Share Purchase”) by Sagard, on the terms and subject to the conditions of the Investment Agreement, of 9,076,667 newly issued shares of the Issuer’s Common Stock (“Shares”), for an aggregate cash purchase price of $27,230,001.  The closing of the transactions contemplated by the Investment Agreement occurred on October 28, 2008 (the “Closing Date”).  On the Closing Date, Sagard purchased 9,076,667 Shares with its working capital.

On the Closing Date, the Issuer caused Dan Friedberg, the President of Sagard, to be appointed to the Issuer’s board of directors as further described in Item 4.  In connection with his service on the Issuer’s board of directors, Mr. Friedberg was granted 3,155 Shares under the Issuer’s 2008 Omnibus Long Term Incentive Plan, which vest one year from the date of grant, and options to purchase 7,098 Shares, exercisable one year from the date of grant.  Mr. Friedberg holds these Shares and options to purchase Shares for the benefit of Manager.

Item 4.                      Purpose of Transaction.

Item 4 is hereby amended by adding the following at the end thereof:

The information set forth or incorporated in Item 3 and Item 6 is incorporated herein by reference.

In the Investment Agreement, the Issuer has agreed to cause one of the existing members of the Issuer’s board of directors to resign and to cause one person nominated by Sagard to be elected or appointed to the board of directors of the Issuer promptly following the Closing Date.  The Investment Agreement provides that for so long as Sagard beneficially owns at least 10% of the outstanding Shares, Sagard will be entitled to designate or nominate for appointment or election to the Issuer’s board of directors one director.  The Sagard designee is entitled to serve on each committee of the Issuer’s board of directors.  On the Closing Date, the Issuer caused Dan Friedberg, the President of Sagard, to be appointed to the Issuer’s board of directors as the Sagard nominee.  In connection with his service on the Issuer’s board of directors, Mr. Friedberg will receive an initial grant of options to purchase 7,098 Shares and a restricted stock grant of 3,155 Shares and may receive future option and restricted stock grants.  Mr. Friedberg will hold all option and restricted stock grants for the benefit of Manager.

All of the descriptions set forth herein, are qualified in their entirety by reference to the complete term of the Investment Agreement.  A copy of the Investment Agreement is filed herewith as Exhibit E and is incorporated herein by reference.

Item 5.                      Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)           Each Reporting Person beneficially owns 11,807,544 Shares, which represents 15.1% of the outstanding Shares.  Manager beneficially owns an additional 10,253 Shares granted to Mr. Friedberg under the Issuer’s 2008 Omnibus Long Term Incentive Plan, which are held for the benefit of Manager.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”) this filing reflects the securities beneficially owned by PCC and certain of its subsidiaries, including Sagard.  The filing does not reflect securities beneficially owned, if any, by any subsidiaries of PCC whose ownership of securities is disaggregated from that of PCC in accordance with the Release.

(b)	Sole power to vote or direct the vote:

	Sagard Capital Partners, L.P.	0

	Sagard Capital Partners GP, Inc.	0

	Sagard Capital Partners Management Corporation	10,253

	Shared power to vote or direct the vote:

	Sagard Capital Partners, L.P.	11,807,544

	Sagard Capital Partners GP, Inc.	11,807,544

	Sagard Capital Partners Management Corporation	11,807,544

	Sole power to dispose or to direct the disposition:

	Sagard Capital Partners, L.P.	0

	Sagard Capital Partners GP, Inc.	0

	Sagard Capital Partners Management Corporation	10,253

	Shared power to dispose or direct the disposition:

	Sagard Capital Partners, L.P.	11,807,544

	Sagard Capital Partners GP, Inc.	11,807,544

	Sagard Capital Partners Management Corporation	11,807,544

The power to vote or to direct the vote or to dispose or direct the disposition of the Shares reported herein is shared among the Reporting Persons except as set forth in Item 5(a).

(c)           Except as disclosed in this Amendment No. 7, none of the Reporting Persons has effected any transaction in the Shares during the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following at the end thereof:

See Items 3 and 4 for a description of the Investment Agreement.

On the Closing Date, Sagard, the Issuer, Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund, L.P. and Tinicum Capital Partners II Executive Fund, L.L.C. and OEPX, LLC, entered into a Registration Rights Agreement (the “Registration Rights Agreement”), dated as of the Closing Date.  The Registration Rights Agreement provides Sagard with certain rights to cause the Issuer to register all Shares held by Sagard on October 28, 2008 (including the Shares purchased by Sagard pursuant to the Investment Agreement), until such Shares cease to be “registrable shares” as defined in the Registration Rights Agreement.

Copies of the Investment Agreement and the Registration Rights Agreement are filed herewith as Exhibit E and Exhibit F, respectively, and are incorporated herein by reference.

Item 7.                      Material to Be Filed as Exhibits.

Exhibit E
Investment Agreement between X-Rite, Incorporated, Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund, L.P. and Tinicum Capital Partners II Executive Fund, L.L.C and Sagard Capital Partners, L.P., dated August 20, 2008 (incorporated herein by reference to Exhibit 10.2 to X-Rite, Incorporated’s Current Report on Form 8-K, filed on August 25, 2008).

Exhibit F
Registration Rights Agreement between X-Rite, Incorporated, Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund, L.P. and Tinicum Capital Partners II Executive Fund, L.L.C and Sagard Capital Partners, L.P., dated October 28, 2008. (incorporated herein by reference to Annex C to X-Rite, Incorporated’s Definitive Proxy Statement on Schedule 14A, filed on September 26, 2008).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2008	SAGARD CAPITAL PARTNERS, L.P.
	By:	/s/ Dan Friedberg
		Name:	Dan Friedberg
		Title:	President

SAGARD CAPITAL PARTNERS GP, INC.
By:	/s/ Dan Friedberg
	Name:	Dan Friedberg
	Title:	President

SAGARD CAPITAL PARTNERS MANAGEMENT CORPORATION
By:	/s/ Dan Friedberg
	Name:	Dan Friedberg
	Title:	President